FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

       Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of October 2002

                           GEMPLUS INTERNATIONAL S.A.
             (Exact name of registrant as specified in its charter)

                           GEMPLUS INTERNATIONAL S.A.
                  (Translation of registrant's name in English)

                                 Aerogolf Center
                                   1 Hohenhof
                              L-2633 Senningerberg
                            Grand Duchy of Luxembourg
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                             Form 20-F  X  Form 40-F
                                       ---           ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes       No   X
                                       ---      ---

      Gemplus cancels the Extraordinary Shareholders' Meeting convened for
                                October 22, 2002

              A Board meeting to be reconvened in the near future

Luxemburg - October 17, 2002 - Further to a decision rendered today by the Luxemburg District Court, the effects of the meeting of the Board of Directors of Gemplus International SA (Paris Euronext: Euroclear 5768, Nasdaq: GEMP), which took place on September 23, 2002, have been suspended.

The Court considered regarding a procedural point that the time allowed to review certain documents submitted to the Board members was not sufficient.

One of the decisions made by the September 23 Board meeting pertained to the convening of an Extraordinary Shareholders' Meeting due to take place on October 22, 2002. As a consequence, Gemplus decided to cancel this Extraordinary Shareholders Meeting.

A Board meeting will be reconvened in the near future, to review the opportunity to convene a new Extraordinary Shareholders' Meeting.

Press
Gemplus
Martin Crocker        Tel:   33 (0) 4 42 36 30 46
                      Mob:   33 (0) 6 85 07 66 41
                      Email: martin.crocker@gemplus.com


Euro RSCG Corporate
Estelle Griffe        Tel:   33 (0) 1 41 34 41 28
                      Mob:   33 (0) 6 23 75 09 23
                      Email: estelle.griffe@eurorscg.fr


Analysts and Investors
Gemplus
Yves Guillaumot        Tel:   33 (0) 4 42 36 52 98
                       Email: yves.guillaumot@gemplus.com


Fineo
Anne Guimard           Tel:   33 (0) 1 45 72 20 96
                       Email: Email: guimard@fineo.com

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           GEMPLUS INTERNATIONAL S.A.

Date:  October 18, 2002



                                          By: /s/ Stephen Juge
                                              ---------------------------------
                                              Name: Stephen Juge
                                              Title: Executive Vice President &
                                                     General Counsel